Enigma MPC

186 Museum Way

San Francisco, CA 94114

November 9, 2020

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, DC 20549

Attention: Eric Envall and Dietrich King

Re:	Enigma MPC Form 10-12G Filed September 18, 2020 File No. 000-56202

Dear Messrs. Envall and King,

The purpose of this letter is to respond to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) as set forth in your letter of October 16, 2020, regarding the above referenced Form 10-12G. For your convenience, your original comments appear in bold, followed by our response. We are concurrently filing Amendment No. 1 to Form 10-12G (“Amendment No. 1”).

General, page iii

1.	We note that here and throughout your filing that you refer to the claims process as a “rescission” or “rescission offer.” The claims process involves a notification to investors of their ability to pursue to their statutory rights to receive the consideration paid for the security plus interest and is not a “rescission offer” for purposes of the Securities Act of 1933, or otherwise under the federal securities laws. Please delete the use of the term “rescission” or “rescission offer” and instead refer to it as the “claims process” consistent with the terms of the settlement.

Response: We have revised our disclosures throughout Amendment No. 1 in response to the Staff’s comment.

Item 1. Business, page 1

2.	Please add a new section at the beginning of this Item that describes the claims process, including a new header within this section identifying the Commission Order and the claims process. The section should be in question-and-answer format, and at a minimum it should address the following questions:

●	What is the claims process?
●	Why are you engaging in the claims process?
●	Who is entitled to make a claim?
●	What will I receive if I make a claim?
●	How is the price at which I purchased tokens determined?
●	Do the tokens currently have any intrinsic value or use?
●	How was the interest rate determined?
●	When does the claims process terminate?
●	What do I need to do if I want to participate in the claims process?
●	What do I need to do if I do not want to participate in the claims process?

●	What happens to my tokens if I do not participate in the claims process?
●	May I participate in the claims process solely with respect to a portion of my tokens?
●	Can I change my mind after I have sent in my claim form?
●	When, how and in what form will payment be made?
●	Who can help answer my questions and what is their contact information?

In addition, at the end of the section please include a cross-references to the claims process disclosure beginning on page 27.

Response: We have updated Item 1 in response to the Staff’s comment.

Overview, page 1

3.       Please disclose each of the following, if true, in the Overview section:

●	you are no longer supporting, or otherwise actively involved with, the Enigma Network, including Catalyst and the Enigma Data Marketplace, or the Enigma Protocol;
●	neither the Enigma Network nor the Enigma Protocol have any current utility;
●	Gamma is owned by Guy Zyskind, who owns 93.88% of your common equity and who is your sole director, chief executive officer, chief technology officer and president, and thus Gamma is your affiliate, and you and Gamma are under the common control of Mr. Zyskind;
●	your registered public accounting firm expressing in their audit report substantial doubt about your ability to continue as a going concern.

Response: We have revised our disclosure on pages 3, 4 and 12, and elsewhere in Amendment No. 1, as applicable, in response to the Staff’s comment.

4.	Please disclose the primary business activities of your affiliate Gamma.

Response: We have updated our disclosure on page 4 in response to the Staff’s comment.

Secret Network, page 2

5.	Please disclose why you believe the Secret Network is “the successor of the Enigma Protocol.” In addition, please disclose why you are supporting the development of the Secret Network and whether you expect that your funding of the development of the Secret Network will generate revenue for you. Finally, please disclose whether you are providing additional support to the Secret Network beyond the financial support pursuant to the NRE Funding Agreement with Gamma.

Response: We have updated our disclosure in Amendment No. 1 and no longer refer to the Secret Network as “the successor of the Enigma Protocol” and have updated our disclosure on page 7 in response to the Staff’s comment.

6.	You disclose that “validators receive gas fees in the form of additional SCRT from transactions included in the block and network rewards also paid in SCRT for ensuring the accuracy and correctness of transactions in the Secret Network.” Please clarify whether these gas fees are paid by other validators, if they are part of the genesis block, if they are subsequently mined for payment, or through some other creation method. We also note your disclosure that validator nodes perform “the computation specified in the secret contract” in exchange for a payment of a SCRT gas fee. Please provide examples of the computations that have been performed on the Secret Network since the genesis block.

Response: We have updated our disclosure on pages 6 and 8 in response to the Staff’s comment. We have clarified that gas fees are paid by the users and emphasized that block rewards come from new coins minted by the network. In addition, we have also clarified that this is equivalent to how things are done in Ethereum.

ENG Tokens, page 8

7.	Please revise this section as follows:

●	move it so it appears before the Secret Network Community;
●	disclose, if true, that you are no longer supporting either the Enigma Network, including both the catalyst and the Enigma Data Marketplace, or the Enigma Protocol;
●	disclose, if true, that the Enigma Tokens do not have any current utility and that you do not anticipate any future utility for them;
●	disclose whether your management believes the Enigma Tokens have any current value, as well as the basis for that belief;
●	explain why you decided to switch your business focus from your direct development of the Enigma Network and the Enigma Protocol to providing financial support for the development of the Secret Network.

Response: We have updated our disclosure under the heading “ENG Tokens” on page 5 in response to the Staff’s comment.

Item 1A. Risk Factors, page 11

8.	Please remove from the italicized introductory text references to investing in or buying ENG Tokens.

Response: We have removed the referenced disclosure in Amendment No. 1 in response to the Staff’s comment.

9.	Please add new, separate risk factors to disclose the materials risks associated with the following:

●	the restrictions on the transferability of the ENG Tokens, including the restrictions imposed by the Securities Act and similar state securities laws;
●	the possibility that you may have insufficient funds to satisfy claims made under the claims process (disclosing the estimated total amount of your liability, your existing assets, including the current value of the digital assets that you hold, and your plans to address any shortfall between your assets and the liability) and the potential consequences of such shortfall, including, but not limited to, bankruptcy;
●	your registered public accounting firm expressing in their audit report substantial doubt about your ability to continue as a going concern;
●	the potential conflict of interests that could arise between you and Gamma as a result of Mr. Zyskind’s control of both companies;
●	the lack of any arm’s length negotiation in your entry into your agreements with Gamma, including, but not limited to, the actual conflict of interest that was created by Mr. Zyskind’s control of both parties to the agreements.

Response: We have added risk factors covering the aforementioned matters on pages 17, 18, 20 and 24 in response to the Staff’s comment.

The prices of blockchain assets are extremely volatile., page 11

10.	Please revise this risk factor to emphasize, if true, that a significant factor detracting from the value of ENG Tokens is that you are no longer pursuing any business activities that either utilize or could potentially add value to the ENG Tokens.

Response: We have updated our disclosure under on page 16 in response to the Staff’s comment.

Holders of SCRT coins have voted to enable the Secret Network to generate additional SCRT coins..., page 15

11.	Please revise the heading to this risk factor to describe the material risk to holders of ENG Tokens. In addition, please disclose in the risk factor whether you or any of your affiliates have supported the Community Swap by voting in its favor or otherwise taking steps to facilitate it. If such support has been provided, please revise the risk factor to eliminate any statement or implication that you are neither directly nor indirectly supporting the Community Swap. Please aslo provide us with your written legal analysis as to (a) why you believe the Community Swap should not be considered “a tender offer or any other offering of securities subject to SEC or other regulation” and (b) why you appear to believe the ENG Tokens can be freely exchanged by their holders for new instruments, notwithstanding that the ENG Tokens are restricted securities. Finally, please tell us whether you have any visibility into the number of ENG Tokens that have been “burnt,” and if you do, please tell us how many have been burnt to date.

Response: We have updated our disclosure under on page 20 in response to the Staff’s comment.

We believe that defining the Community Swap as a tender offer would be stretching the common notion of a tender offer beyond anything contemplated under the federal securities laws. The Community Swap has nothing to do with an effort to effect a change in corporate control, which is usually the goal of a tender offer. Although Enigma cannot speak on behalf of the Secret Community members who voted for and are managing the Community Swap, presumably the Community Swap was created as a way to salvage some value in the ENG Tokens for holders either not eligible to participate in the claims process or whose priority is continued participation in the development, utilization and governance of a privacy-preserving blockchain network. These goals are far afield from what U.S. federal courts have commonly seen as the goals animating tender offers.

According to the Commission, a tender offer is “typically an active and widespread solicitation by a company or third party (often called the “bidder” or “offeror”) to purchase a substantial percentage of the company’s securities.” [Cite]  One of the chief concerns of Congress and the Commission in establishing laws to regulate tender offers was a lack of transparency in transactions involving a shift in corporate control. By its own design, the offer by the Secret Community to provide SCRT to ENG Token holders is not an effort by the Secret Community to acquire “a substantial percentage” of ENG tokens or corporate control of Enigma. For one, the ENG Tokens provide to its holders no voting or other ownership rights afforded to equity holders of Enigma. Those rights remain with Enigma’s shareholders regardless of how many ENG Token holders take advantage of the Community Swap. Also, the Community Swap does not involve a large accumulation of ENG Tokens since such participating Tokens are destroyed, and not used by the offeror to exert control over Enigma.

Starting with decision in Wellman v. Dickinson, 475 F. Supp. 783 (S.D.N.Y. 1979), courts generally look to eight factors in determining whether a securities transaction is a tender offer (the “Wellman Test”). The Wellman Test evaluates the following eight factors in determining whether a transaction may constitute a tender offer: (i) whether there is an active and widespread solicitation of public security holders; (ii) whether the solicitation is made for a substantial percentage of the issuer’s securities; (iii) whether the offer is made at a premium over the prevailing market price; (iv) whether the terms of the offer are firm rather than negotiable; (v) whether the offer is contingent upon the tender of a fixed minimum and perhaps subject to the ceiling of a fixed maximum number of securities to be purchased; (vi) whether the offer is open for only a limited period of time; (vii) whether the offerees are subjected to pressure to sell; and (viii) whether the public announcements of a purchasing program precede or accompany a rapid accumulation of large amounts of the target company’s securities. When the Community Swap is considered under those eight factors, the argument that the Community Swap is a tender offer is even weaker.

Below we point out a number of these factors.

No solicitation was made for a substantial percentage of the issuer’s securities

First, the Community Swap is not a solicitation for a substantial percentage of the issuer’s securities because no one is in fact acquiring the ENG Token through the Community Swap. Rather, ENG Token holders are allowed to destroy their ENG Tokens in exchange for a cryptographic token that can be used on the Secret Network.

There is no evidence of an offer made at a premium over the prevailing market price

Second, there is no evidence that the Secret Network, a computer system, nor that the Secret Community is offering to buy the ENG Tokens at a premium. ENG Token holders who are “burning” their ENG Tokens are being given one SCRT token for every ENG token burned. As such, no person is receiving the ENG Tokens that are participating in the Community Swap, and as such, we also do not believe that there is any “purchase” of ENG Tokens taking place (as further discussed below).

The offer is not contingent upon the tender of a fixed minimum nor subject to the ceiling of a fixed maximum number of securities to be purchased

Third, the ability to acquire SCRT through the Community Swap is not contingent upon the tendering of a fixed number of ENG tokens nor was it subject to a ceiling of a fixed maximum number of securities to be purchased. Any ENG Token holder that elects to participate may participate for a portion of their ENG Tokens, all or none. Furthermore, in contrast to a typical tender offer, the Community Swap was launched by the Secret Community without any contractual obligation of any person to participate.

The offer is not open for only a limited period of time

Fourth, the Community Swap, which has been ongoing since June 2020, has no definite ending (though the Secret Community has communicated that it anticipates the Community Swap to end later this year). The lack of pressure by the Company or any other party on the ENG Token holders and the duration of time for which the Community Swap is open weighs against finding that the Community Swap involved a tender offer.

The offerees are not subjected to pressure to sell

Fifth, no pressure exists on ENG Token holders to participate in the Community Swap, nor do we believe that any “sale” exists, as the ENG Tokens that are involved in the Community Swap are no longer in existence.

There is no public announcements preceding or accompany a rapid accumulation of large amounts of the target company’s securities

Sixth, there is no rapid accumulation of large amounts of the ENG Tokens preceding or accompanying the Community Swap.

“These factors are simply broad guidelines. They are factors to be weighed not simply counted numerically.” (Thomas Lee Hazen, Treatise on the Law of Securities Regulation, §11.4, 5th Ed. 2005). Based on the above analysis, we do not believe that application of tender offer rules to the Community Swap is relevant or accurate application of tender offer rules. Each of the above factors weighs against finding that the Community Swap involves a tender offer.

Additionally, the distribution of SCRT is not some other type of securities offering because SCRT cannot be characterized as a security. More specifically, SCRT does not constitute an “investment contract” (Section 2(a)(l) of the Securities Act ,15 U.S.C. § 77b(a)(l))), simply because SCRT does not meet the test set forth in SEC v. WJ Howey Co.: “[A]n investment contract for purposes of the Securities Act means a contract, transaction or scheme whereby a person invests his money in a common enterprise and is led to expect profits solely from the efforts of the promoter or a third party.” 328 U.S. 293, 298-99 (1946); see also Revak v. SEC Realty Corp., 18 F .3d 81, 87 (2d Cir. 1994) (“three elements of the Howey test” are “(i) an investment of money (ii) in a common enterprise (iii) with profits to be derived solely from the efforts of others”).

Given the manner in which SCRT is being distributed, the decentralized nature of the Secret Network, and the current utility of SCRT, the SCRT token arguably fails all three prongs of the Howey test. First, Enigma believes that destroying of an ENG as a condition to receiving a SCRT in the Community Swap does not constitute “an investment of money.” The hallmark of a securities offering is the raising of capital from passive investors to advance the profit-seeking activities of a common enterprise.

In the Community Swap, however, no capital is being raised by the Secret Community to be invested in a common enterprise such as the Secret Network. In addition, the creation of SCRT is not in any way similar to the creation of other cryptographic tokens, many of which have been sold in ICOs and other token offerings at the center of past Commission enforcement actions, including the Enigma ICO.

The Community Swap also is not an investment in a “common enterprise” as that term is understood in Howey. In SEC v. Kik Interactive, Opinion and Order on Motions for Summary Judgment at 9, 19 Civ. 5244 (AKH) (Sept. 30, 2020), in finding that the Kin token holders invested in a common enterprise, the Court put considerable weight on the fact that Kik “deposited the funds into a single bank account” and “used the funds for its operations, including the construction of the digital ecosystem it promoted.” In the Community Swap, no money or other assets were taken from ENG token holders, pooled or used to advance the Secret Network and the Community did not pool the purported investments and use them to advance its profit-seeking activities. The mere fact that SCRT tokens might increase in value as activity increases on the Secret Network, does not establish a common enterprise. The existence of market forces alone do not make an asset a security (see for example Bitcoin and Ether which are not considered securities).

To qualify as an investment contract, the investment also must come with “a reasonable expectation of profits to be derived from the entrepreneurial or managerial efforts of others.” United Haus. Found. , Inc. v. Forman, 421 U.S. 837, 852 (1975).

The real question is whose entrepreneurial or managerial efforts are investors banking on in the context of the Community Swap. The Secret Network is not controlled or managed by Enigma or any other single entity. The Secret Network will continue to exist with or without Enigma. It is a truly decentralized network with several important contributors. Nor does Enigma control the Secret Network. The more decentralized the network, the harder it is to separate investors from promoters and issuers. The Secret Network is such a decentralized network, and, as a result, is different from Enigma’s network at the time of the Enigma ICO. Given that the SCRT token had utility from the time of its creation, we respectfully assert that regulating SCRT as a security would be no more appropriate than regulating other decentralized blockchain tokens as Bitcoin or Enigma as securities.

In addition, the Staff asked how ENG Tokens, as restricted securities, could be freely exchanged for SCRT. One would note that Enigma refrained itself from being involved in the Community Swap and has not participated in the Community Swap. Enigma does not control the Community Swap and does not have any control over the decision of ENG Token holders to participate in the Community Swap. Thus, Enigma truly does not find itself in a position that would enable it to explain how the Community Swap has complied with the registration provisions of the Securities Act.  That said, in Enigma’s opinion the destruction of an ENG Token should not be considered as a sale of a security merely because a computer network rewards such destruction with a digital coin. The computer code that allows the provision of SCRT coins for individuals who have destroyed their ENG tokens likely does not square with traditional notions of a “disposition of a security”.

To have a sale of securities, one necessarily must identify the parties to the sales contract or disposition of the security. As commonly understood, in a sale of securities, someone is receiving the security or benefiting from the disposition of the security, and, as a result, providing something of value to the seller in return. In the case of the Community Swap, the purported sale has no identifiable purchaser or beneficiary. The SCRT coins -- the presumed value received for destroying the ENG tokens -- are being generated by an open-source computer network operated by many participants. And from its inception the network has had several entities besides Enigma managing, promoting and, through a decentralized governance system coded into the network itself, controlling the network. So, in reality, the computer code cannot be said to be the product of an identifiable contra-party to the purported sale.

Finally, the Staff asked whether we are aware of how many ENG Tokens have been burned. This information is publicly available on the Ethereum Blockchain, and can be viewed in the following link: https://etherscan.io/token/0xf0ee6b27b759c9893ce4f094b49ad28fd15a23e4?a=0x000000000000000000000000000000000000dead. As can be seen, to date, approximately 59 million ENG Tokens have been burnt.

Item 2. Financial Information

Liquidity and Capital Resources, page 22

12.	We note your disclosure stating that you believe your existing cash, cash equivalents and marketable securities, together with cash provided by operations, will be sufficient to meet your needs for at least the next 12 months. Please revise to provide a more fulsome description of your sources of liquidity, if any, and plan of operations for the next 12 months considering the potentially significant cash outflows. In addition, revise to disclose all of the your required and potential cash commitments in the next 12 months, including funding commitments under the Non-recurring Engineering (“NRE”) Funding Agreement and potential claims to initial coin offering (“ICO”) purchasers, along with a discussion of any material assumptions used to estimate the ENG Token Liability.

Response: We have updated our disclosure under on page 28 in response to the Staff’s comment.

13.	Please disclose here (a) that your registered public accounting firm has expressed in their audit report substantial doubt about your ability to continue as a going concern and (b) the possibility that you may have insufficient funds to satisfy claims made under the claims process and the potential consequences of such shortfall, including, but not limited to, bankruptcy.

Response: We have updated our disclosure under on page 28 in response to the Staff’s comment.

Item 5. Directors and Executive Officers

Guy Zyskind, Chief Executive Officer, Chief Technology Officer, President and Director, page 24

14.	Please disclose approximately what percentage of his time Mr. Zyskind devotes to the business of Enigma and clarify whether he is also currently performing services for Gamma. If he is performing services for Gamma, please disclose approximately what percentage of his time he spends doing so.

Response: We have updated our disclosure under on page 31 in response to the Staff’s comment.

Item 6. Executive Compensation

Summary Compensation Table, page 25

15.	Please disclose here any compensation paid to your named executive officers by your affiliate Gamma. In addition, please clarify whether the figures in the table are dollars in thousands.

Response: We have updated our disclosure under on page 31 in response to the Staff’s comment.

Item 15. Financial Statements and Exhibits

Exhibit Index, page 33

16.	Please file as exhibits (a) the form of the claims form and (b) the offering and purchase documents you used for the offer and sale of the ENG Tokens.

Response: We have filed these documents as exhibits to Amendment No. 1 in response to the Staff’s comment.

17.	Regarding Exhibit 10.5, Non-recurring Engineering Funding Agreement between Enigma MPC, Inc. and Gamma Research and Development Ltd., we note the following recital in the agreement: “WHEREAS Funding Partner’s interest in entering this Agreement is to support the creation of the technology infrastructure which would assist in enabling the continuity of Funding Partner’s digital assets and more broadly to add value to the whole blockchain industry.” Please tell us what is meant by “enabling the continuity of Funding Partner’s digital assets.” In doing so, please identify the digital assets by name.

Response: The clause “...enabling the continuity of Funding Partner’s digital assets”, in the , Non-recurring Engineering Funding Agreement between Enigma MPC, Inc. and Gamma Research and Development Ltd., refers to Enigma’s ability to obtain and utilize SCRT long-term.

Notes to Consolidated Financial Statements

Note 1 - Organization and Nature of Operations

B. Settlement of U.S. Securities and Exchange Commission (“SEC”) Administrative Proceeding,

18.	We note your disclosure here and on page F-12 stating that you recorded a liability for the estimated maximum claims of $24.9 million (the “ENG Token Liability”). Please address the following:

●	Confirm and revise to disclose that the maximum amount of claims subject to potential refund are the full amount of proceeds raised in the ICO of $45 million;
●	Tell us why you do not believe it is appropriate to recognize a liability for the full maximum claims of $45 million; and
●	Tell us how you estimated the $24.9 million liability currently recognized.

Response: We have updated our disclosure under on page F-9 in response to the Staff’s comment.

We do not believe that it is appropriate to recognize a liability for the full maximum claims of $45 million in light of the analysis that we disclose below, which also highlights how we estimated the $24.9 million liability currently recognized.

The claims process is only applicable to those who purchased ENG Tokens in the ICO and the Pre-Sale and that have since held their tokens continuously since such time, or that have sold at a loss (“the claim’s population”). In order to estimate the extent of which this liability applies, we have hired an external expert, who provided the Company with an estimate for the claims process liability. The independent expert conducted a thorough analysis of all wallets that participated in the ICO, and then investigated and tracked how all ENG Tokens purchased in the ICO have moved since the date of purchase. On top of this, the expert’s methodology included constructing several statistical models to further reduce their data and findings into concrete estimates.

Of these statistical models, the company exercised a prudent approach and selected one of the most inclusive models. In the selected model, the two main parameters the expert’s analysis employed to determine eligible claims were:

1) All token sale participants that held their ENG Tokens in the original wallet from the sale, or, if these tokens were moved – ensuring that they were never moved to an exchange; and

2) For those that have transferred their tokens to an exchange, evaluating what would be the total liability if everyone sold at the lowest price.

Even in such a case where every ENG Token holder sold at the lowest price possible on the date of the report, which was below the ICO purchase price, the total liability would not be $42 million, as this would only be the case if either everyone still holds the ENG Tokens or sold them without receiving any revenue.

Assuming all eligible claimants based on the model described above would file a claim, the overall claims process would amount to $24.9 million, as described in Amendment No. 1.

Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, page F-12

19.	We note your recognition of $22.3 million of revenue during the fiscal year ended February 28, 2019 and accounting for the Settlement Agreement as a contract modification in accordance with ASC 606-10-25-11 and 13(b). Please address the following:

●	Tell us how you considered the application of hindsight in your determination that the accounting for the contract modification should not be pushed back to the date of the ICO in the preparation of the financial statements. As part of your response, include discussion of whether you considered the contract modification a recognized subsequent event in accordance with ASC 855-20-25-1;
●	Tell us how you considered the impact of the contract modification on the transaction price. Specifically, tell us whether, along with an explanation why, you view the entire or only a portion of the proceeds raised in the ICO to be variable consideration in accordance with ASC 606-10-32-6; and

●	In light of the accounting considerations in the two bullet points above, tell us why you believe recognition of revenue was appropriate by providing us with a detailed accounting analysis addressing the various recognition criteria in ASC 606-10-32-8, 32-11, 32-12 and 25-13(b). Include in your response why you do not believe the variable consideration was constrained due to the refund offer, the uncertainty of estimating claims and/or your recognition of a cumulative catch-up adjustment to revenue due to the contract modification.

Response: In late fiscal year ended February 28, 2018 we completed our ICO development obligation, which included development of Catalyst and the Enigma Data Marketplace and recognized the full amount of proceeds less the liability described in our response to Comment No. 18 above. We have considered and applied hindsight in accordance with ASC 855-20-25-1; however, to date we only recognized revenue which we have substantial assurance that would not be reversed; hence we believe that revenue in excess of the claims process liability can be recognized.

We have considered the ICO proceeds being a “variable consideration” as defined in ASC 606-10-32-6, however we assume that the Company will keep any proceeds beyond the claims process liability. ASC 606-10-32-6, requires us to estimate the proceeds that would be “probable”, as defined in 32-6 and we assume that “probable” is the future event or events that are likely to occur,” as consistent with the definition in ASC 450. We have engaged an external expert to quantify the liability and our management believes that the current estimate is probable as defined above.

Taking into consideration the above, we believe that the obligation for development has been met and that we have set aside a liability for the claims process. The following analysis addresses the various recognition criteria of ASC606:

Re: 32-11

We believe that the analysis provided to us by an external expert and our management’s discretion is sufficient to avoid “a significant reversal” as defined in 32.11.

Re: 32-12

We have considered if the “value of the transaction”, in this case the proceeds of the ICO, are highly susceptible to factors outside the entity’s influence. Below we address the specific list of considerations stated in 32.12;

Market Risks. We believe that the amount we would have to refund would not exceed the $24.9 million recorded in our consolidated financial statements, based on the analysis done by an external expert, as disclosed herein, and based on management’s subsequent determination as to the liability amount. We believe that because the amount and value of the claims process liability has been determined, as disclosed herein, the amount of revenue recognized is therefore not subject to any future market risks.

long period of time. We believe that given the short window allocated for the claims process (90-180 days) that this issue will be resolved within the current fiscal year ending February 28, 2021.

entity’s experience. We believe that the ICO was a one-time event and therefore we have no similar experience. As a result, we have not recognized any revenue above project costs, and do not expect to do so until we have been able to assess the final consideration of the project.

Price concessions and broad range of considerations. We believe this is not applicable.

Re: 25-13(b)

We believe that the ICO performance obligation was met, and that we can properly assess the consideration. Hence, we did not need to consider any adjustment to revenue over the time of the report.

Note 5 - Digital Assets, page F-17

20.	We note that you recognized gains from impairment reversals in the amounts of $4.3 million, $3.3 million and $336 thousand during the three months ended May 31, 2019, fiscal year ended February 29, 2020 and three months ended May 31, 2020, respectively. Please provide us with your accounting analysis, with reference to authoritative literature, supporting your treatment, recognition and measurement of impairment reversals during the respective periods presented. In addition, tell us how this accounting treatment is consistent with your policy disclosure on page F-17, where you state that the Company will only recognize decreases in the value of its Ether and Bitcoin, and any increase in value will be recognized upon disposition.

Response: In response to your comment, we have restated our consolidated financial statements.

Note 10 - Related Party Transactions, page F-24

21.	We note your disclosure of entering into a NRE Funding Agreement on September 1, 2020, along with your receipt of 10,000,000 SCRT Tokens, with an agreement effective date of January 1, 2020. Please address the following:

●	Tell us and explain if any of the activities relating to the NRE Funding Agreement (e.g., receipt of tokens or accrual of funding payments) are reflected in the financial statements presented;
●	Revise to include a subsequent events footnote, including disclosure of this agreement and any other material subsequent events in accordance with ASC 855; and

●	We note that the Company recognized $686 thousand in fiscal year 2019 and $1,029 thousand in the three months ended May 31, 2020. Revise to clarify the nature of the activities, agreements and platforms being developed that these expenses relate to. In addition, tell us how they reconcile to the amounts you disclose as payments to Gamma for R&D on page 20 during each period presented.

Response: We have updated our disclosure under on page F-26 in response to the Staff’s comment.

We have recognized expenses for the NRE funding agreement based on amortizing the expenses over the 30 months of the devolvement period as we had no way to estimate milestones in a better way. The full consideration of the NRE was Israeli New Shekel (“ILS”) 38,650,000 for 30 months, and we estimated the monthly cost to be $343,000. For fiscal year of 2019, we considered the two months included (January and February), summing up to $686,000, and for fiscal year of 2020 we included the first three months, which summed up to $1,029,000.

Total Considerations (In ILS )	38,650,000
Months expected	30
Monthly Amortization	1,288,333
In USD	342,961

Months of NRE in Year 2019	2
685,922

Months of NRE in Year 2020	3
1,028,883

With respect to the 10 million SCRT received, they did not have material value, hence they were not reflected in the financial statements.

If you have any questions or require additional information, please call our attorneys, David Huberman +972(74) 758-0483 or Oded Har-Even at (212) 660-5002, of Sullivan & Worcester LLP.

Sincerely,

Enigma MPC, Inc.

By:	/s/ Guy Zyskind
Chief Executive Officer, Chief Technology Officer, President and Director

cc:	Robert Klein
Hugh West